November 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu, Esq.

Re:	AFS SenSub Corp.

GM Financial Consumer Automobile Receivables Trusts

Filed October 16, 2020

File No. 333-249515 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and in response to the letter (the “Comment Letter”), dated November 9, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission to Sheli Fitzgerald, we submit the following reply. The numbered paragraph below sets forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s response, which corresponds to the heading and numbered paragraph in the Comment Letter.

Risk Factors

Risks Related to the General Economic Environment, [Coronavirus or other public health emergencies may impact the financial markets and adversely affect the market value of your notes and/or limits your ability to resell your notes.], page 39

1.

We note that you intend to update this risk factor. Please confirm that, at the time of any offering, you will include here or elsewhere in the prospectus a description of the specific risks related to the offer and sale of the securities. Among other things, this may include risks relating to the asset pool, how government measures or other relief efforts may affect obligations of transaction parties and payments to security holders, and any resulting differences between the risks of the underlying pool and those of historical pools.

The Registrant confirms that, at the time of any offering, it will update the above risk factor and/or any other applicable section of the prospectus to reflect the specific risks that the Coronavirus or other public health emergencies may have on such offering.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Kayla Roberts, Esq.

Sheli Fitzgerald

John P. Keiserman, Esq.

Christina B. Burgess, Esq.